SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 4)[1]

US Foods Holding Corp.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

912008109
(CUSIP Number)

Michael D. Adamski
Sachem Head Capital Management LP
250 West 55th Street, 34th Floor
New York, New York 10019
(212) 714-3300

Steve Wolosky
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 15, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. *See* Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

---

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, *see* the *Notes*).

1	NAME OF REPORTING PERSON Sachem Head Capital Management LP	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS OO (See Item 3)	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 19,434,852
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 19,434,852

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,434,852	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%	
14	TYPE OF REPORTING PERSON IA	

1	NAME OF REPORTING PERSON Uncas GP LLC	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS OO (See Item 3)	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 19,434,852
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 19,434,852

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,434,852	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%	
14	TYPE OF REPORTING PERSON OO	

1	NAME OF REPORTING PERSON Sachem Head GP LLC	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS OO (See Item 3)	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 9,108,700
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 9,108,700

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,108,700	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%	
14	TYPE OF REPORTING PERSON OO	

1	NAME OF REPORTING PERSON Scott D. Ferguson		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY		
4	SOURCE OF FUNDS OO (See Item 3)		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -	
	8	SHARED VOTING POWER 19,434,852	
	9	SOLE DISPOSITIVE POWER - 0 -	
	10	SHARED DISPOSITIVE POWER 19,434,852	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,434,852		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%		
14	TYPE OF REPORTING PERSON IN		

1	NAME OF REPORTING PERSON Meredith Adler		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY		
4	SOURCE OF FUNDS		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -	
	8	SHARED VOTING POWER - 0 -	
	9	SOLE DISPOSITIVE POWER - 0 -	
	10	SHARED DISPOSITIVE POWER - 0 -	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%		
14	TYPE OF REPORTING PERSON IN		

1	NAME OF REPORTING PERSON	
	James J. Barber, Jr.	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
		(b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	
	United States	
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%	
14	TYPE OF REPORTING PERSON IN	

1	NAME OF REPORTING PERSON Jeri B. Finard	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States	
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%	
14	TYPE OF REPORTING PERSON IN	

1	NAME OF REPORTING PERSON
	John J. Harris
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
		- 0 -
	8	SHARED VOTING POWER
		- 0 -
	9	SOLE DISPOSITIVE POWER
		- 0 -
	10	SHARED DISPOSITIVE POWER
		- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	0%
14	TYPE OF REPORTING PERSON
	IN

1	NAME OF REPORTING PERSON Bernardo V. Hees		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY		
4	SOURCE OF FUNDS		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States, Brazil		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -	
	8	SHARED VOTING POWER - 0 -	
	9	SOLE DISPOSITIVE POWER - 0 -	
	10	SHARED DISPOSITIVE POWER - 0 -	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%		
14	TYPE OF REPORTING PERSON IN		

1	NAME OF REPORTING PERSON David A. Toy		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY		
4	SOURCE OF FUNDS		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -	
	8	SHARED VOTING POWER - 0 -	
	9	SOLE DISPOSITIVE POWER - 0 -	
	10	SHARED DISPOSITIVE POWER - 0 -	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%		
14	TYPE OF REPORTING PERSON IN		

This Amendment No. 4 to Schedule 13D (this "Amendment No. 4") amends and supplements the Schedule 13D filed on October 7, 2021 (the "Initial 13D" and as amended and supplemented through the date of this Amendment No. 4, the "Schedule 13D") by the Reporting Persons, relating to the common stock, par value $0.01 per share (the "Common Stock"), of US Foods Holding Corp. (the "Issuer"). Capitalized terms not defined in this Amendment No. 4 shall have the meaning ascribed to them in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Initial 13D is hereby amended as follows:

Item 2.   Identity and Background.

Items 2 is hereby amended and restated to read as follows:

(a), (f) This statement is being filed by:

(i)   Sachem Head Capital Management LP, a Delaware limited partnership ("Sachem Head Capital");

(ii)   Uncas GP LLC, a Delaware limited liability company ("SH Management");

(iii)   Sachem Head GP LLC, a Delaware limited liability company ("Sachem Head GP");

(iv)   Scott D. Ferguson, a citizen of the United States of America;

(v)   Meredith Adler, a citizen of the United States of America;

(vi)   James J. Barber, Jr., a citizen of the United States of America;

(vii)   Jeri B. Finard, a citizen of the United States of America;

(viii)   John J. Harris, a citizen of the United States of America;

(ix)   Bernardo V. Hees, a citizen of the United States of America and Brazil; and

(x)   David A. Toy, a citizen of the United States of America (together with Sachem Head Capital, SH Management, Sachem Head GP, Mses. Adler and Finard and Messrs. Barber, Ferguson, Harris and Hees, the "Reporting Persons").

The Reporting Persons have entered into a joint filing and solicitation agreement, a copy of which is filed herewith as Exhibit 99.8.

(b)   The address of the principal business and principal office of each of Sachem Head Capital, SH Management, Sachem Head GP and Scott D. Ferguson is 250 West 55th Street, 34th Floor, New York, New York 10019. The principal business address of each of Mses. Adler and Finard and Messrs. Barber, Harris, Hees and Toy are personal residences which have been retained in the files of Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York 10019.

(c)   Sachem Head Capital's principal business is to serve as investment advisor to certain affiliated funds, including Sachem Head LP, a Delaware limited partnership ("SH"), Sachem Head Master LP, an exempted limited partnership organized under the laws of the Cayman Islands ("SHM"), SH Sagamore Master VIII Ltd., an exempted company incorporated under the laws of the Cayman Islands ("Sagamore Master VIII"), and SH Stony Creek Master Ltd., an exempted company incorporated under the laws of the Cayman Islands ("Stony Creek Master" and together with SH, SHM and Sagamore Master VIII, the "Sachem Head Funds"). SH Management's principal business is to serve as the sole general partner of Sachem Head Capital. Sachem Head GP's principal business is to serve as the general partner of certain affiliated funds, including SH and SHM. The principal occupation of Scott D. Ferguson is to serve as the managing partner of Sachem Head Capital and the managing member of SH Management and Sachem Head GP. Ms. Adler and Messrs. Barber and Harris are currently retired from full-time employment and are engaged in charitable activities. The principal occupation of Ms. Finard is to serve as the Co-Founder and Managing Partner of Lykos Capital Partners. The principal occupation of Mr. Hees is to serve as the Executive Chairman of the board of directors for Avis Budget Group, Inc. and as a member of the board of directors of Bunge Limited. The principal occupation of Mr. Toy is to serve as the Chief Executive Officer of Heartisan Foods Inc.

(d), (e) During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated to read in full as follows:

The responses to Item 4, 5 and 6 of this Schedule 13D are incorporated herein by reference.

The net investment costs (including commissions, if any) of the Common Stock and the call options on Common Stock referenced in Items 5 and 6 directly owned by the Sachem Head Funds is approximately $628,055,345. The source of funding for such transactions was derived from the respective capital of the Sachem Head Funds.

Item 4.   Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following:

On February 15, 2022, SH (together with its affiliates, "Sachem Head") delivered a letter to the Issuer (the "Nomination Letter") nominating a slate of seven highly qualified director candidates, including Meredith Adler, James J. Barber, Jr., Scott D. Ferguson, Jeri B. Finard, John J. Harris, Bernardo V. Hees and David A. Toy (collectively, the "Nominees"), for election to the Board of Directors of the Issuer (the "Board") at the Issuer's 2022 annual meeting of stockholders (the "Annual Meeting").

On February 15, 2022, Sachem Head issued a public letter to the Issuer's stockholders notifying stockholders of the nomination of the Nominees for election at the Annual Meeting and describing Sachem Head's views concerning the opportunity for value creation at the Issuer. The full text of the letter is attached hereto as Exhibit 99.7 and is incorporated herein by reference.

13

Meredith Adler served as a Senior Equity Analyst and Managing Director at Barclays plc (NYSE: BCS), a global financial services provider, from September 2008 until her retirement in July 2016. Previously, Ms. Adler served as Vice President and then Managing Director for Lehman Brothers Holdings Inc., a former global financial services firm, from 1996 to 1999 and then 1999 to 2008; Senior Vice President and then Managing Director for Chemical Banking Corporation (n/k/a JPMorgan Chase & Co. (NYSE: JPM)), once the third-largest bank in the United States, from 1994 until it merged with Chase Manhattan Corporation in 1996; Vice President of Credit Suisse First Boston, Inc., the investment banking division of Credit Suisse Group AG (NYSE: CS), from 1989 to 1994; Vice President for Salomon Brothers, Inc. a former American multinational bulge bracket investment bank, from January 1989 to April 1989; and Vice President of L.F. Rothschild, a former merchant and investment banking firm, from 1986 to 1989. Ms. Adler previously served as a member of the board of directors of Performance Food Group Company (NYSE: PFGC), one of the largest food and food service distribution companies in North America, from 2016 to November 2021. Ms. Adler received her B.A. in Religion from Boston University and her M.B.A. in Finance from New York University's School of Business.

James J. Barber, Jr. is the former Chief Operating Officer of United Parcel Service, Inc. ("UPS") (NYSE: UPS), one of the world's largest package delivery companies. Mr. Barber began his career in 1985 as a package delivery driver for UPS in Atlanta, Georgia after obtaining his Finance degree from Auburn University. He then spent 30+ years at UPS holding roles of increasing responsibility within the US, followed by relocating to Europe and becoming President of UPS Europe. Mr. Barber then relocated back to the US to become President of UPS International and join the UPS Management Committee. Mr. Barber previously served as a trustee for The UPS Foundation, on the boards of UNICEF and the Folks Center for International Business at the University of South Carolina.

Scott D. Ferguson is the founder and managing partner of Sachem Head Capital Management LP, an investment management firm based in New York, which he started in 2012. Prior to starting Sachem Head Capital, Mr. Ferguson served as the first investment professional at Pershing Square Capital Management, L.P., an investment advisory firm, from 2001 to 2012. Prior to that, Mr. Ferguson served as a Vice President at American Industrial Partners LLC, a private equity firm, from 1999 to 2001, and as a business analyst at McKinsey & Company, a management consulting firm, from 1996 to 1999. Mr. Ferguson has served on the boards of directors of Elanco Animal Health Incorporated (NYSE: ELAN), an animal healthcare company, since December 2020, and Olin Corporation (NYSE: OLN), a chemical products manufacturer and distributor, since February 2020, and previously served as a director of Autodesk, Inc. (NASDAQ: ADSK), a design and engineering software company, from March 2016 to June 2017. Mr. Ferguson received his A.B. in Public Policy from Stanford University and his M.B.A. from Harvard Business School.

Jeri B. Finard currently serves as Co-Founder and Managing Partner of Lykos Capital Partners, a boutique growth equity firm providing emerging consumer brands capital and operating expertise, a position she has held since February 2018. Previously, Ms. Finard served as President and Chief Executive Officer, North America, of Godiva Chocolatier, Inc., a Belgian chocolate maker, from 2012 to 2014; Global Brand President of Avon Products, Inc. (n/k/a Avon International) (formerly NYSE: AVN), a global beauty products company, from 2008 to 2012; and in various roles at Kraft Foods, Inc. (n/k/a Mondelēz International, Inc. (NASDAQ: MDLZ)), a multinational confectionery, food and beverage company, including as Executive Vice President and Chief Marketing Officer, from 2006 to 2007, Executive Vice President and President of the N.A. Beverages Sector Kraft Foods, from 2004 to 2006, General Manager of Kraft's Coffee Division in 2003 and of Kraft Food's Desserts Division, from 2000 to 2003. In connection with her role as a Managing Partner at Lykos Capital Partner, Ms. Finard currently serves as a director at each of RevAir, a company that manufactures and sells reverse-air hair dryers and straighteners, since June 2021and HEX Performance, LLC, a proprietary laundry detergent and fabric care system designed for activewear, since February 2018. She is also on the board of Raymundos Food Group, LLC, an ethnic refrigerated food company, since 2016, and serves as Board Chair at WeAre8, a media-tech platform that connects brands with consumers at scale, since January 2018. Ms. Finard previously served as a director at each of Serta Simmons Bedding, LLC, a mattress company, from 2015 to January 2020; OLLY Public Benefit Corporation, a maker of premium nutrition and wellness products, from July 2018 to June 2019; Seventh Generation, Inc., an American company that sells eco-friendly cleaning, paper, and personal care product, from 2011 to 2016; and Frontier Communications Corporation (n/k/a Frontier Communications Parent, Inc. (NASDAQ: FYBR)), an American telecommunications company, from 2005 to 2014. Ms. Finard received her B.A. in Politics from Brandeis University and her M.B.A. from Columbia Graduate School of Business.

John J. Harris served in various roles for Nestlé S.A. (OTC: NSRGY), the world's largest food and beverage company, including as Chairman and Chief Executive Officer of Nestlé Waters, S.A., from 2007 to 2013, Chief Executive Officer Nestlé Petcare Europe, Asia, Oceania and Africa, from 2005 to 2007 and Chief Executive Officer Nestlé Petcare Europe from 2002 to 2005, Chief Worldwide Integration Officer from 2001 to 2002, President Global Petcare Strategic Business Unit, from 1999 to 2001, President of Friskies Petcare Company (n/k/a/ Nestlé Purina Petcare), a former division of Nestlé, from 1997 to 1999, Senior Vice President for Nestlé S.A., Vevey of the Nestlé Worldwide Petcare Strategic Business Unit from 1997 to 1999, Vice President and General Manager of the Friskies PetCare Division from 1991 to 1997, Vice President and General Manager of the Carnation Products Division, from 1987 to 1991, and held other various positions in both the Friskies PetCare and Carnation Products divisions, including prior to the Carnation Company's acquisition by Nestlé S.A. in 1984, from 1974 to 1987. Mr. Harris previously served as the Chairman of the board of directors of the North American Pet Food Institute. Mr. Harris is currently retired from full-time employment and serves on the boards of directors of the California State University, Northridge Foundation and the Advocates Pro Golf Association Tour. Mr. Harris received his B.A. in Political Science from California State University and his M.B.A. from the University of California, Los Angeles Anderson School of Management.

Bernardo V. Hees most recently served as partner at 3G Capital Inc., a global investment firm, from 2010 until November 2019. Mr. Hees previously served as the Chief Executive Officer of The Kraft Heinz Company (NASDAQ: KHC), one of the largest food and beverage companies in the world, from 2015 to June 2019. He served as Chief Executive Officer of H.J. Heinz Holding Corporation, from 2013 until its merger with Kraft Foods Group in 2015. Prior to that, Mr. Hees served as Chief Executive Officer of Burger King Worldwide Holdings, Inc., a global fast food restaurant chain and subsidiary of Restaurant Brands, Inc. (NYSE: QSR) ("Restaurant Brands"), from 2010 to 2013. In Brazil, Mr. Hees served in various roles for América Latina Logística, the largest full-service logistics provider in Latin America, including as Chief Executive Officer and a member of the board of directors, from 2005 to 2010, Chief Operations Officer, from 2003 to 2004, Commercial Vice President, Industrial Products, from 2002 to 2003, Chief Financial Officer, from 2000 to 2002, and Logistic Analyst, from 1998 to 2000. Mr. Hees currently serves as the Executive Chairman of the board of directors for Avis Budget Group, Inc. (NASDAQ: CAR), ("ABG"), one of the world's largest car rental providers, since July 2020, having served as Non-Executive Chairman of ABG's board of directors, from February 2020 to June 2020, and as a member of the board of directors of Bunge Limited (NYSE: BG), a global agribusiness and food company, since December 2019. He has also served as co-founder and co-chairman of the board of directors of HPX Corp. (NYSE: HPX), a special purpose acquisition vehicle formed for the purpose of entering into a business combination with a high quality Brazilian company, since March 2020, and as a member of the board of directors of Casa & Video, a Brazilian department store chain, since January 2020. Mr. Hees previously served on the board of directors for Burger King Inc., from 2010 to 2014. Mr. Hees received his B.S. in Economics from Pontificia Universidade Catolica do Rio de Janeiro, his M.B.A. from the Warwick Business School at Warwick University, UK, and completed the Owner/President Management Program (OPM) at Harvard Business School.

15

David A. Toy currently serves as the Chief Executive Officer of Heartisan Foods Inc., an omni-channel market leader in smoked, flavored, and kosher all-natural cheese, since June 2021. Previously, Mr. Toy served in numerous positions for Sauer Brands, Inc. ("Sauer Brands"), a manufacturer of food products, including as Chief Customer Steward, from August 2020 to June 2021, and President of Foodservice, from August 2019 to August 2020. Mr. Toy served as Chief Financial Officer for Diversey Inc., a provider of cleaning and hygiene products, from September 2017 to June 2018. Prior to that, he held a variety of positions at Kraft Heinz Company (NASDAQ: KHC), one of the largest food and beverage companies in the world, including as President, US Foodservice, from 2015 to April 2017, Group Vice President, North America Foodservice, from 2013 to 2015, Vice President, SAP Implementation and Transformation, from 2011 to 2013, and Vice President, Finance and Group Chief Financial Officer of Foodservice, from 2008 to 2011. Mr. Toy served in a number of roles for Lexmark International, Inc., a manufacturer of laser printers and imaging products, including as Vice President Finance, SAP Implementation, from 2007 to 2008, Group Chief Financial Officer, Inkjet Printers and Supplies, from 2004 to 2007, Director Corporate Planning, from 2002 to 2004, and Senior Manager, Finance, from 1999 to 2003. Prior to that, Mr. Toy served in various multi-functional roles at Eastman Chemical Company (NYSE: EMN), a global specialty materials company, from 1991 to 1999. Mr. Toy serves as a member of the board of directors of QBD & Minus Forty Technologies Corp., a North American designer and manufacturer of refrigerated marketing solutions, since August 2021. Mr. Toy received his B.A. in Business Economics from the College of Wooster and his M.B.A. in Management from the Owen Graduate School of Management at Vanderbilt University.

Item 5.   Interest in Securities of the Issuer.

Items 5(a) – (c) of the Schedule 13D are hereby amended and restated to read in full as follows:

(a), (b) Sachem Head Capital, SH Management and Scott D. Ferguson may be deemed to beneficially own 19,434,852 shares of Common Stock (the "Subject Shares"), including 250,000 shares of Common Stock underlying American-style call options exercisable within the next sixty days. The Subject Shares collectively represent approximately 8.7% of the outstanding shares of Common Stock based on 222,790,642 shares of Common Stock outstanding as of November 3, 2021 as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2021.

Sachem Head Capital, as the investment adviser to the Sachem Head Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As the general partner of Sachem Head Capital, SH Management may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As the general partner of SH and SHM, Sachem Head GP may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) 9,108,700 of the Subject Shares, consisting of (i) 8,995,000 shares of Common Stock and (ii) 113,700 shares of Common Stock underlying American-style call options exercisable within the next sixty days, and constituting approximately 4.1% of the outstanding shares of Common Stock. By virtue of Scott D. Ferguson's position as the managing partner of Sachem Head Capital and the managing member of SH Management and Sachem Head GP, Scott D. Ferguson may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares.

As of the date hereof, none of the Nominees, other than Mr. Ferguson, beneficially owns any shares of Common Stock.

(c) Except as set forth in Exhibit 99.6, which is incorporated herein by reference, there were no transactions in the Common Stock that were effected during the past sixty days by the Nominees or by certain of the Reporting Persons for the benefit of the Sachem Head Funds.

16

Item 6.   <u>Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer</u>.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On February 14, 2022, the Reporting Persons entered into a Joint Filing and Solicitation Agreement (the "<u>Joint Filing and Solicitation Agreement</u>") pursuant to which, among other things, the Reporting Persons agreed to solicit proxies for the election of the Nominees to the Board at the Annual Meeting and that Sachem Head Capital and certain of its affiliates would bear all expenses incurred in connection with the Reporting Persons' activities. The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.8 and is incorporated herein by reference.

Sachem Head Capital has entered into an Engagement and Indemnification Agreement with each of the Nominees (other than Messrs. Hees and Ferguson) (each, a "<u>Nominee Agreement</u>" and collectively, the "<u>Nominee Agreements</u>") pursuant to which Sachem Head Capital agreed to pay each Nominee $50,000 upon the mutual execution of the Nominee Agreement by the Nominee and Sachem Head Capital and, if the Nominee serves on Sachem Head Capital's slate of nominees for election at the Annual Meeting and does not withdraw, an additional $50,000 upon the earlier to occur of (i) the Nominee's election to the Board by the Issuer's stockholders, (ii) the Nominee's appointment to the Board pursuant to an agreement between the Issuer and Sachem Head Capital (an "<u>Agreed Settlement</u>") or (iii) the Nominee not being elected as a director of the Issuer following the conclusion of Sachem Head Capital's solicitation of proxies to elect the Nominees. A form of the Nominee Agreement is attached hereto as Exhibit 99.9 and is incorporated herein by reference.

As previously disclosed, Mr. Hees agreed to serve as an advisor to the Reporting Persons and as a potential director nominee. In connection with such agreement, Sachem Head Capital entered into a separate Engagement and Indemnification Agreement with Mr. Hees (the "<u>Hees Agreement</u>") pursuant to which Sachem Head Capital agreed to pay Mr. Hees an initial payment (the "<u>Tranche One Payment</u>") if Mr. Hees serves as a Nominee, which payment would vest on the earliest to occur of (i) Mr. Hees' election to the Board, (ii) Mr. Hees' appointment to the Board in connection with an Agreed Settlement or (iii) the date which is five (5) business days after the date of the Annual Meeting in the event Mr. Hees has not been elected or appointed to the Board pursuant to an Agreed Settlement. The Tranche One Payment is defined in the Hees Agreement to mean the amount obtained by multiplying (i) the product of (x) the average of the selling prices of the Company's shares of Common Stock during the five-day period beginning on May 10, 2021, weighted based on the volume of trading of the Company's shares of Common Stock on each trading day during such period (the "<u>Tranche One Initial Value</u>") by (y) 50,000, and (ii) a quotient (expressed as a percentage) of (x) the average of the selling prices of the Company's shares of Common Stock beginning on November 16, 2023 and ending on December 15, 2023, weighted based on the volume of trading of the Company's shares of Common Stock on each trading day during such period (the "<u>End Value</u>") *minus* the Tranche One Initial Value over (y) the Tranche One Initial Value. Sachem Head agreed to pay Mr. Hees a second payment (the "<u>Tranche Two Payment</u>") if Mr. Hees commenced service on the Board following (i) Mr. Hees' appointment by the Company to the Board in connection with an Agreed Settlement or (ii) Mr. Hees' election to the Board as a Nominee at the Annual Meeting, which payment would vest on December 15, 2023, subject to certain exceptions for Mr. Hees' earlier resignation from the Board or refusal to serve or stand for re-election thereto or the termination of the Hees Agreement for cause. The Tranche Two Payment is defined in the Hees Agreement to mean the amount obtained by multiplying (i) $10 million by (ii) a quotient (expressed as a percentage) of (x) the End Value minus $50 (the "<u>Tranche Two Initial Value</u>"), over (y) the Tranche Two Initial Value. The Hees Agreement is attached hereto as Exhibit 99.10 and is incorporated herein by reference.

17

Pursuant to the each of the Nominee Agreements and the Hees Agreement, Sachem Head Capital agreed to indemnify each Nominee (other than Mr. Ferguson) against claims arising from the solicitation of proxies from the Issuer's stockholders in connection with the Annual Meeting and any related matters; provided that the indemnification obligations provided thereunder will not apply to any event or occurrence relating to or directly or indirectly arising out of the Nominee's service as a director of the Issuer, if elected.

The Sachem Head Funds are no longer parties to any Cash Settled Swaps.

Item 7.   Material to be Filed as Exhibits.

99.1   Joint Filing Agreement, among Sachem Head Capital Management LP, Uncas GP LLC, Sachem Head GP LLC and Scott D. Ferguson.*

99.2   Trading data.*

99.3   Trading data.*

99.4   Trading data.*

99.5   Trading data.*

99.6   Trading data.

99.7   Letter to the Stockholders of the Issuer.

99.8   Joint Filing and Solicitation Agreement, among Sachem Head Capital Management LP, Uncas GP LLC, Sachem Head GP LLC, Scott D. Ferguson, Meredith Adler, James J. Barber, Jr., Jeri B. Finard, John J. Harris, Bernardo V. Hees and David A. Toy.

99.9   Form of Engagement and Indemnification Agreement.

99.10   Engagement and Indemnification Agreement, by Sachem Head Capital Management LP and Bernardo V. Hees.

99.11   Powers of Attorney.

* Previously filed.

18

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2022


SACHEM HEAD CAPITAL MANAGEMENT LP

By: Uncas GP LLC, its General Partner

By: /s/ Scott D. Ferguson
        Scott D. Ferguson
        Managing Member

UNCAS GP LLC

By: /s/ Scott D. Ferguson
        Scott D. Ferguson
        Managing Member

SACHEM HEAD GP LLC

By: /s/ Scott D. Ferguson
        Scott D. Ferguson
        Managing Member

/s/ Scott D. Ferguson
Scott D. Ferguson
Individually and as attorney-in-fact for Meredith Adler, James J. Barber, Jr., Jeri B. Finard, John J. Harris, Bernardo V. Hees and David A. Toy.


19

SCHEDULE 13D

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits
Exhibit 99.1	Joint Filing Agreement, among Sachem Head Capital Management LP, Uncas GP LLC, Sachem Head GP LLC and Scott D. Ferguson.*
Exhibit 99.2	Trading data.*
Exhibit 99.3	Trading data.*
Exhibit 99.4	Trading data.*
Exhibit 99.5	Trading data.*
Exhibit 99.6	Trading data.
Exhibit 99.7	Letter to the Stockholders of the Issuer.
Exhibit 99.8	Joint Filing and Solicitation Agreement, among Sachem Head Capital Management LP, Uncas GP LLC, Sachem Head GP LLC, Scott D. Ferguson, Meredith Adler, James J. Barber, Jr., Jeri B. Finard, John J. Harris, Bernardo V. Hees and David A. Toy.
Exhibit 99.9	Form of Engagement and Indemnification Agreement.
Exhibit 99.10	Engagement and Indemnification Agreement, by Sachem Head Capital Management LP and Bernardo V. Hees.
Exhibit 99.11	Powers of Attorney.

* Previously filed.

TRADING DATA

Item 5(c) of Amendment No. 4 to the Schedule 13D is incorporated herein by reference. Together with Item 5(c) of Amendment No. 4 to the Schedule 13D, the following table sets forth all transactions in the Common Stock of the Issuer effected in the last sixty days by the Sachem Head Funds. Except as otherwise noted below, all such transactions were purchases or sales of shares of Common Stock effected in the open market, and the table excludes commissions paid in per share prices.

Name	Trade Date	Buy/Sell	No. of Shares/ Quantity	Unit Cost/ Proceeds	Security	Strike Price ($)	Expiration Date
SH Sagamore Master VIII Ltd.	12/15/2021	Buy	700,000	31.8100	Common Stock	N/A	N/A
SH Sagamore Master VIII Ltd.	12/16/2021	Buy	418,870	32.3770	Common Stock	N/A	N/A
Sachem Head LP	1/3/2022	Buy	145,824	34.8300	Common Stock*	N/A	N/A
Sachem Head LP	1/3/2022	Buy	400	5.8300	OTC Call Option*	40.00	12/15/2023
Sachem Head LP	1/3/2022	Buy	1,300	3.4300	OTC Call Option*	50.00	12/15/2023
Sachem Head LP	1/26/2022	Sell	82,637	35.3840	Common Stock	N/A	N/A
Sachem Head LP	1/27/2022	Sell	44,073	35.2620	Common Stock	N/A	N/A
Sachem Head LP	1/31/2022	Sell	314,018	35.1180	Common Stock	N/A	N/A
Sachem Head LP	2/1/2022	Buy	7,355	35.2600	Common Stock*	N/A	N/A
Sachem Head LP	2/1/2022	Sell	165,485	36.1360	Common Stock	N/A	N/A
Sachem Head LP	2/1/2022	Buy	100	3.6900	OTC Call Option*	50.00	12/15/2023
Sachem Head LP	2/11/2022	Buy	45,510	38.4340	Common Stock	N/A	N/A
Sachem Head Master LP	1/3/2022	Sell	145,824	34.8300	Common Stock*	N/A	N/A
Sachem Head Master LP	1/3/2022	Sell	400	5.8300	OTC Call Option*	40.00	12/15/2023
Sachem Head Master LP	1/3/2022	Sell	1,300	3.4300	OTC Call Option*	50.00	12/15/2023
Sachem Head Master LP	1/26/2022	Sell	53,727	35.3840	Common Stock	N/A	N/A
Sachem Head Master LP	1/27/2022	Sell	28,654	35.2620	Common Stock	N/A	N/A
Sachem Head Master LP	1/31/2022	Sell	204,164	35.1180	Common Stock	N/A	N/A
Sachem Head Master LP	2/1/2022	Sell	7,355	35.2600	Common Stock*	N/A	N/A
Sachem Head Master LP	2/1/2022	Sell	107,242	36.1360	Common Stock	N/A	N/A
Sachem Head Master LP	2/1/2022	Sell	100	3.6900	OTC Call Option*	50.00	12/15/2023
Sachem Head Master LP	2/11/2022	Buy	29,490	38.4340	Common Stock	N/A	N/A
SH Stony Creek Master Ltd.	1/26/2022	Sell	13,636	35.3840	Common Stock	N/A	N/A
SH Stony Creek Master Ltd.	1/27/2022	Sell	7,273	35.2620	Common Stock	N/A	N/A
SH Stony Creek Master Ltd.	1/31/2022	Sell	51,818	35.1180	Common Stock	N/A	N/A
SH Stony Creek Master Ltd.	2/1/2022	Sell	27,273	36.1360	Common Stock	N/A	N/A

* Trade represents a rebalancing transaction.

Dear Fellow US Foods Stockholders:

We beneficially own approximately 8.7% of US Foods common stock, an approximately $700 million investment that makes us one of the Company's largest common stockholders. Today we nominated seven highly qualified candidates for election to the Company's Board of Directors (the "Board") at the upcoming 2022 Annual Meeting. We took this step because we believe significant change is needed for the Company to fulfill its long-term potential. We take no pleasure in publicly criticizing companies or directors and generally work toward negotiated settlements that are in the long-term interests of all stakeholders. However, in this instance, we believe a proxy contest is the last option available to us to protect the interests of our fellow stockholders.

As the industry and business normalize after the COVID-19 pandemic, a new culture of accountability is required at US Foods, and we believe that change must start in the boardroom. While we do not question the individual accomplishments of the Company's current directors, our engagement with the Company has led us to believe that a significant Board refreshment is necessary to hold current (or future) Company management accountable. We believe our nominees have the skills, experience and alignment to ensure this happens and to drive the best long-term outcome for all stakeholders.

The Company promised operational improvements and better margins, but has failed to deliver

Sachem Head takes a long-term approach to our investments, focusing on a limited number of high-quality businesses, generally over a multi-year holding period. We have been investors in US Foods since 2018, and until recently we have been a passive stockholder.

We became interested in the Company following an upbeat analyst day in March 2018, and made our initial purchases after a disappointing earnings report for the second quarter of 2018, where the Company reduced guidance it had issued only a few months before. At the time, we felt that the market was too pessimistic regarding US Foods' ability to make progress toward improving efficiency and closing its relative margin gap to Sysco Corporation (NYSE: SYY) ("Sysco"), its closest industry peer. The Company was then (and has unfortunately remained) a "low-margin/low-multiple stock" relative to Sysco.

US Foods has consistently trailed Sysco's domestic business[1] in terms of operational execution. Management has indicated that US Foods has a 200 basis point margin gap versus Sysco's domestic business, and has suggested that approximately 75% of the gap can be closed over time.[2] We believe that this implies an opportunity to increase adjusted EBITDA by approximately $450 million (or approximately 35% of pre-pandemic adjusted EBITDA). US Foods emphasized supply chain efficiency at its 2018 investor day and has discussed the margin opportunity with investors repeatedly since then, but little progress has been made in addressing the problem, and in fact market consensus now expects the margin gap to widen in the coming years.

We believe that turnover in key leadership positions on the Company's operations team has hampered management's ability to make material improvements in operational efficiency. Since its initial public offering in 2016, the Company has had four different Chief Supply Chain Officers, and also a year-long period during the depths of the COVID-19 pandemic when there was no full-time supply chain executive serving in this critical role. This level of turnover in a key leadership role is compounded by the fact that the Company's Chief Executive Officer has little prior background in supply chain management.

While the COVID-19 pandemic has been a challenging period for the industry and obviously shifted investor focus in the sector – first to liquidity and then to volume recovery – we are now pivoting to a focus on efficiency and operating performance as the entire industry faces a difficult labor and supply chain environment. These challenges amplify the need for US Foods to be as efficient and crisp in its execution as possible.

US Foods' failures have destroyed its credibility with investors

The capital markets are not always perfect, but over the long term, we believe that they generally reward companies that deliver on their promises – and have boards that hold management teams accountable if they fail to do so. After years of failing to execute on the margin opportunities that the Company itself has identified, investors no longer trust that US Foods will ever make good on its promises. This lack of faith in management is reflected in the Company's industry-low valuation – despite highly similar business models and leverage levels on fully recovered market consensus CY2023 estimates, US Foods currently trades at approximately **13x earnings per share**, while Sysco trades at approximately **19x earnings per share**. We believe that the Company's multiple discount to Sysco will persist until real change occurs and the Company regains the trust of its stockholders.

This lack of trust is also reflected in the Company's underperformance relative to its peers and the broader market with respect to total shareholder return:

Relative Cumulative Total Shareholder Return as of 2/11/2022					
Time Period	**USFD**	**SYY**	**PFGC**	**S&P 500**	**Russell 3000**
1 Year	4%	11%	3%	14%	10%
3 Year	7%	35%	36%	71%	68%
5 Year	37%	78%	125%	108%	102%
Note: Total shareholder return with dividends re-invested in security. Source Bloomberg					

[1] Sysco US Foodservice Operations, SYGMA and Other divisions with a corporate overhead allocation based on percent of revenue.

[2] See management commentary at the Barclays Eat, Sleep, Play Conference in December 2017 and similar comments three years later at the ICR Conference in January 2021 (noting that, with respect to the margin gap, "nothing has changed").

We have offered solutions, but the current Board doesn't even acknowledge a problem

After years of disappointment with the Company's performance, we engaged Bernardo Hees in 2021 to advise us on operational improvements that might be possible at US Foods. Bernardo is a proven value creator, with a strong track record of developing a culture of accountability and operational efficiency. He led the turnaround of Brazilian railroad América Latina Logística ("ALL"), transformed Burger King, improved margins at H.J. Heinz, and led the integration of 3G's merger of Kraft and Heinz. In his current position as Executive Chairman of Avis, he has helped transform the corporate culture and unleashed a significant increase in stockholder value.

Bernardo's career experience reflects a unique parallel to the Company's operations – he has been the CEO of a foodservice customer (Burger King), a foodservice supplier (Kraft Heinz) and a route-based network (ALL). We believe his experience can provide the Company's boardroom with operational expertise and discipline that would be difficult to replicate in any other single director.

When we initially presented our ideas to CEO Pietro Satriano and members of the Company's Board last fall, we told them we wanted to work <u>with</u> the current Board and management team, not replace them. We suggested an executive role for Bernardo, modeled after the highly successful Executive Chairman position he currently holds at Avis. In this arrangement, we felt that US Foods could benefit from Bernardo's best-in-class operating and supply-chain expertise, combined with Mr. Satriano's experience in marketing and brand management. Above all, we made clear that we were <u>not</u> advocating for Bernardo or anyone else to step into the Chief Executive Officer role at this time.

At the outset of our engagement with the Company in mid-October 2021, we asked that Mr. Satriano and other members of the Board meet with Bernardo to discuss the Company's challenges and opportunities. A meeting with Mr. Satriano was scheduled relatively quickly, and we were under the impression that the meeting had gone well and might represent the beginning of a productive working relationship. Meetings with other members of the Board took longer to schedule and finally occurred in mid-December. Within days of those meetings, to our surprise, the current Board made its decision very clear: it refused to consider any compromise that would have Bernardo involved in any capacity. While the Company eventually offered to name a Sachem Head representative and a mutually agreeable director to the Board, we declined because we did not think it would enable the significant changes required to achieve the Company's full potential.

During our recent interactions with the Company, it has become apparent that there is a deep-seated resistance to real change at US Foods, and, in fact, a lack of acknowledgement that there is even a problem. Although we note that the Board has recently taken the long-overdue step of separating the roles of the chairman and Chief Executive Officer, we are focused on real outcomes for stockholders – not window-dressing undertaken in anticipation of a proxy contest.

Change in the boardroom can unlock the significant value opportunity at US Foods

Over the next few years, there is a significant opportunity for US Foods to improve operational execution, resulting in adjusted EBITDA margins closer to Sysco's domestic business. With renewed focus at the Board level, we believe the Company can realize $300 million in profit upside over consensus EBITDA estimates, leading to a clear path to achieving $4.00 in earnings per share in the coming years. Assuming valuation levels more in-line with peers as the market regains faith in better execution, **we believe there could be greater than 100% upside from current stock price levels.**

We believe that these operational improvements can be completed over time and without a material impact on revenue, and may even enhance revenue growth as operations run more efficiently. Ultimately, better execution will improve the Company's relationships with customers and suppliers – but this will require a Board that is willing to acknowledge the problem, help identify solutions and hold management accountable to US Foods stockholders.

We have nominated an accomplished slate of nominees with extensive operational experience in key areas of relevance. These nominees will bring desperately needed skills, experience and alignment to the US Foods Board. We look forward to engaging with our fellow stockholders as this process unfolds.

Sincerely,

Scott Ferguson

Sachem Head Capital Management LP

Biographies of Sachem Head's Nominees

Meredith Adler

We believe Ms. Adler's deep food industry and financial experience make her an ideal director candidate for US Foods' Board. Ms. Adler previously served as a member of the board of directors of Performance Food Group Company (NYSE: PFGC), one of the largest food and food service distribution companies in North America, until last year. Before her retirement in 2016, she served as a Senior Equity Analyst and Managing Director at Barclays plc (NYSE: BCS). She has extensive prior financial services industry experience, having worked as a stock and bond analyst at Lehman Brothers Holdings Inc., Chemical Banking Corporation (n/k/a JPMorgan Chase & Co. (NYSE: JPM)), Credit Suisse First Boston, Inc., Salomon Brothers, Inc. and L.F. Rothschild.

James J. Barber, Jr.

We believe Mr. Barber's substantial supply chain expertise, honed as an executive over more than three decades, would be an extremely valuable addition to the US Foods Board. Mr. Barber is the former Chief Operating Officer of United Parcel Service, Inc. ("UPS") (NYSE: UPS), one of the world's largest package delivery companies. Mr. Barber began his career in 1985 as a package delivery driver for UPS in Atlanta, Georgia after obtaining his Finance degree from Auburn University. He then spent 30+ years at UPS holding roles of increasing responsibility within the US, followed by relocating to Europe and becoming President of UPS Europe. Mr. Barber then relocated back to the US to become President of UPS International and join the UPS Management Committee. Mr. Barber previously served as a trustee for The UPS Foundation, on the boards of UNICEF and the Folks Center for International Business at the University of South Carolina.

Scott D. Ferguson

We believe Mr. Ferguson's position as a significant investor in the Company and his extensive strategic, financial, entrepreneurial and corporate governance experience make him an ideal director candidate for the US Foods Board. Mr. Ferguson is the founder and managing partner of Sachem Head Capital Management LP, a value-oriented investment management firm based in New York. Prior to founding Sachem Head, he spent nine years at Pershing Square Capital Management, L.P., which he joined pre-launch as the firm's first investment professional. Prior to Pershing Square, Mr. Ferguson served as a vice president at American Industrial Partners LLC, an operations focused private equity firm, from 1999 to 2001. Mr. Ferguson was also a business analyst at McKinsey & Company from 1996 to 1999. He currently serves on the boards of directors of Olin Corporation (NYSE: OLN), Elanco Animal Health Incorporated (NYSE: ELAN), and the Henry Street Settlement, and he is also a member of the Robin Hood Leadership Council. He previously served on the board of directors of Episcopal Charities of the Diocese of New York and is a former director of Autodesk, Inc. (NASDAQ: ADSK), a leading design & engineering software company.

Jeri B. Finard

We believe Ms. Finard's food and consumer goods executive leadership experience as well as marketing and operational background would be a valuable asset to the Board. Ms. Finard has spent more than two decades in food and consumer goods-related executive roles. She has served as President and Chief Executive Officer, North America of Godiva Chocolatier, Inc., and in senior roles at Kraft Foods, Inc. (n/k/a Mondelēz International, Inc. (NASDAQ: MDLZ)) and at Avon Products, Inc. (n/k/a Avon International). Her current and prior board experience includes Serta Simmons Bedding, LLC, OLLY Public Benefit Corporation, Seventh Generation, Inc., Frontier Communications Corporation (n/k/a Frontier Communications Parent, Inc. (NASDAQ: FYBR)), RevAir, HEX Performance, LLC, Raymundos Food Group, LLC and WeAre8.

John J. Harris

We believe Mr. Harris' more than three decades of experience in operational and executive roles at the world's largest food and beverage company would be extremely additive to the US Foods Board. Mr. Harris served in a number of senior roles at Nestlé S.A. (OTC: NSRGY), the world's largest food and beverage company, including as Chairman and Chief Executive Officer of Nestlé Waters, S.A., and Chief Executive Officer Nestlé Petcare Europe. He is a former Chairman of the board of directors of the North American Pet Food Institute. Mr. Harris joined Carnation Company in 1974 and joined Nestle in 1984 after it acquired Carnation, retiring after a 39-year career at the combined company. Mr. Harris serves on the boards of directors of the California State University, Northridge Foundation and the Advocates Pro Golf Association Tour.

Bernardo V. Hees

We believe that Mr. Hees' broad range of public board experience, turnaround acumen, supply chain expertise and executive leadership abilities make him an ideal candidate for the US Foods Board. Mr. Hees previously served as the Chief Executive Officer of The Kraft Heinz Company (NASDAQ: KHC), Chief Executive Officer of H.J. Heinz Holding Corporation, Chief Executive Officer of Burger King Worldwide Holdings, Inc., a subsidiary of Restaurant Brands, Inc. (NYSE: QSR), and Burger King Worldwide, Inc., also a subsidiary of Restaurant Brands. Most recently, he served as partner at 3G Capital Inc. His prior logistics experience includes serving in various roles for América Latina Logística, the largest full-service logistics provider in Latin America, including as Chief Executive Officer. Mr. Hees' board experience includes currently serving as the Executive Chairman of the board of directors for Avis Budget Group, Inc. (NASDAQ: CAR), and as a member of the board of directors of Bunge Limited (NYSE: BG), a global agribusiness and food company, and HPX Corp. (NYSE: HPX), a special purpose acquisition company. He previously served on the board of directors for Burger King Inc.

David A. Toy

We believe Mr. Toy's extensive food industry leadership experience and multi-functional corporate and financial background make him an ideal director candidate for the US Foods Board. Mr. Toy currently serves as the Chief Executive Officer of Heartisan Foods Inc., an omni-channel market leader in smoked, flavored, and kosher all-natural cheese. Previously, he served in numerous positions for Sauer Brands, Inc., a manufacturer of food products, and as Chief Financial Officer for Diversey Inc., a provider of cleaning and hygiene products. Prior to that, he held a variety of positions at The Kraft Heinz Company (NASDAQ: KHC), one of the largest food and beverage companies in the world, including as President, US Foodservice. His other experience includes corporate planning and financial roles at Lexmark International, Inc. and Eastman Chemical Company (NYSE: EMN). Mr. Toy serves as a member of the board of directors of QBD & Minus Forty Technologies Corp., a North American designer and manufacturer of refrigerated marketing solutions.

About Sachem Head Capital Management

Sachem Head is an investment manager founded in 2012 by Scott D. Ferguson. The firm employs a concentrated, value-oriented investment strategy and is primarily focused on equity investments in North America and Europe.

Investor Contact:

Innisfree M&A Incorporated
Scott Winter / Jonathan Salzberger
(212) 750-5833

Media Contact:

Longacre Square Partners
Dan Zacchei / Joe Germani
DZacchei@longacresquare.com / JGermani@longacresquare.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information herein contains "forward-looking statements." Specific forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and include, without limitation, words such as "may," "will," "expects," "believes," "anticipates," "plans," "estimates," "projects," "targets," "forecasts," "seeks," "could," "should" or the negative of such terms or other variations on such terms or comparable terminology. Similarly, statements that describe our objectives, plans or goals are forward-looking. Forward-looking statements are subject to various risks and uncertainties and assumptions. There can be no assurance that any idea or assumption herein is, or will be proven, correct. If one or more of the risks or uncertainties materialize, or if Sachem Head's underlying assumptions prove to be incorrect, the actual results may vary materially from outcomes indicated by these statements. Accordingly, forward-looking statements should not be regarded as a representation by Sachem Head that the future plans, estimates or expectations contemplated will ever be achieved.

Certain statements and information included herein have been sourced from third parties. Sachem Head does not make any representations regarding the accuracy, completeness or timeliness of such third party statements or information. Except as may be expressly set forth herein, permission to cite such statements or information has neither been sought nor obtained from such third parties. Any such statements or information should not be viewed as an indication of support from such third parties for the views expressed herein.

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Sachem Head Capital Management LP, together with the other participants named herein (collectively, "Sachem Head"), intends to file a preliminary proxy statement and accompanying GOLD proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit votes for the election of its slate of highly-qualified director nominees at the 2022 annual meeting of stockholders of US Foods Holding Corp., a Delaware corporation (the "Company").

SACHEM HEAD STRONGLY ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR, INNISFREE M&A INCORPORATED.

The participants in the proxy solicitation are Sachem Head LP, Sachem Head Master LP ("SHM"), SH Sagamore Master VIII Ltd. ("Sagamore Master VIII"), SH Stony Creek Master Ltd. ("Stony Creek Master"), Sachem Head Capital Management LP ("Sachem Head Capital"), Uncas GP LLC ("SH Management"), Sachem Head GP LLC ("Sachem Head GP"), Scott D. Ferguson, Meredith Adler, James J. Barber, Jr., Jeri B. Finard, John J. Harris, Bernardo V. Hees and David A. Toy.

As of the date hereof, Sachem Head LP beneficially owns directly 5,527,127 shares of Common Stock, par value $0.01 per shares, of the Company (the "Common Stock"). As of the date hereof, SHM beneficially owns directly 3,581,528 shares of Common Stock. As of the date hereof, Sagamore Master VIII beneficially owns directly 9,208,222 shares of Common Stock. As of the date hereof, Stony Creek Master beneficially owns 1,117,930 shares of Common Stock. Sachem Head Capital, as the investment advisor to Sachem Head LP, SHM, Sagamore Master VIII and Stony Creek Master, may be deemed to beneficially own the aggregate of 19,434,852 shares of Common Stock owned directly by Sachem Head LP, SHM, Sagamore Master VIII and Stony Creek Master. SH Management, as the general partner of Sachem Head Capital, may be deemed to beneficially own the aggregate of 19,434,852 shares of Common Stock owned directly by Sachem Head LP, SHM, Sagamore Master VIII and Stony Creek Master. Sachem Head GP, as the general partner of Sachem Head LP and SHM, may be deemed to beneficially own the aggregate of 9,108,700 shares of Common Stock owned directly by Sachem Head LP and SHM. Mr. Ferguson, as the managing partner of Sachem Head Capital and the managing member of SH Management and Sachem Head GP, may be deemed to beneficially own the aggregate of 19,434,852 shares of Common Stock owned directly by Sachem Head LP, SHM, Sagamore Master VIII and Stony Creek Master. As of the date hereof, none of Mses. Adler or Finard or Messrs. Barber, Harris, Hees or Toy owns any shares of Common Stock.

JOINT FILING AND SOLICITATION AGREEMENT

This Agreement (this "Agreement") is made and entered into as of February 14, 2022, by and among (i) Sachem Head Capital Management LP, Uncas GP LLC, Sachem Head GP LLC and Scott D. Ferguson (together, "Sachem Head"), (ii) Meredith Adler, (iii) James J. Barber, Jr., (iv) Jeri B. Finard, (v) John J. Harris, (vi) Bernardo V. Hees and (vii) David A. Toy (each of the foregoing a "Party", and collectively, the "Parties" or the "Group").

WHEREAS, certain of the undersigned are stockholders, direct or beneficial, of US Foods Holding Corp., a Delaware corporation (the "Company");

WHEREAS, the Parties desire to form the Group for the purpose of (i) seeking representation on the Board of Directors of the Company (the "Board") at the 2022 annual meeting of stockholders of the Company (including any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof, the "Annual Meeting"), (ii) soliciting proxies for the election of the persons nominated by Sachem Head to the Board at the Annual Meeting, (iii) taking all other action necessary to achieve the foregoing and (iv) taking any other actions the Group determines to undertake in connection with their respective investment in the Company (collectively, the "Purposes").

NOW, IT IS AGREED, this 14th day of February 2022 by the Parties hereto:

1.   In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), each of the undersigned agrees to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Company to the extent required by applicable law. Each member of the Group shall be responsible for the accuracy and completeness of its own disclosure therein, and is not responsible for the accuracy and completeness of the information concerning the other members of the Group, unless such member knows or has reason to know that such information is inaccurate.

2.   Each of the undersigned agrees to form the Group for the Purposes described above.

3.   Sachem Head shall have the right to pre-approve all expenses incurred in connection with the Group's activities and agrees to pay directly all such pre-approved expenses.

4.   The relationship of the Parties hereto shall be limited to carrying on the business of the Group in accordance with the terms of this Agreement. Such relationship shall be construed and deemed to be for the sole and limited purpose of carrying on such business as described herein. Nothing herein shall be construed to authorize any Party to act as an agent for any other Party, or to create a joint venture or partnership, or to constitute an indemnification.

5.   Each of the Parties hereto agrees that any filing with the Securities and Exchange Commission, press release or stockholder communication proposed to be made or issued by the Group or any member of the Group in connection with the Group's activities set forth in Section 2 shall be first approved by Sachem Head, or its representatives, which approval shall not be unreasonably withheld.

6.   This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute but one and the same instrument, which may be sufficiently evidenced by one counterpart.

7.   This Agreement is governed by and will be construed in accordance with the laws of the State of New York. In the event of any dispute arising out of the provisions of this Agreement or their investment in the Company, the Parties hereto consent and submit to the exclusive jurisdiction of the United States District Court for the Southern District of New York located in the Borough of Manhattan or the courts of the State of New York located in the County of New York.

8.   The Parties' rights and obligations under this Agreement (other than the rights and obligations set forth in <u>Section 3</u> and <u>Section 7</u>, which shall survive any termination of this Agreement) shall terminate upon the earlier to occur of (i) the conclusion of the Annual Meeting or (ii) the written agreement of the Parties.

9.   Each Party acknowledges that Olshan shall act as counsel for both the Group and Sachem Head and its affiliates relating to their investment in the Company.

10.   Each of the undersigned hereby agrees that this Agreement shall be filed as an exhibit to any Schedule 13D required to be filed under applicable law pursuant to Rule 13d-1(k)(1)(iii) under the Exchange Act.

[Signature pages follow]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed as of the day and year first above written.

SACHEM HEAD CAPITAL MANAGEMENT LP

By: Uncas GP LLC, its General Partner

By: /s/ Scott D. Ferguson
     Scott D. Ferguson
     Managing Member

UNCAS GP LLC

By: /s/ Scott D. Ferguson
     Scott D. Ferguson
     Managing Member

SACHEM HEAD GP LLC

By: /s/ Scott D. Ferguson
     Scott D. Ferguson
     Managing Member

/s/ Scott D. Ferguson
SCOTT D. FERGUSON

/s/ Meredith Adler
MEREDITH ADLER

/s/ James J. Barber, Jr.
JAMES J. BARBER, JR.

/s/ Jeri B. Finard
JERI B. FINARD

/s/ John J. Harris
JOHN J. HARRIS

/s/ Bernardo V. Hees
BERNARDO V. HEES

/s/ David A. Toy
DAVID A. TOY

ENGAGEMENT AND INDEMNIFICATION AGREEMENT, dated as of February __, 2022 (this "Agreement"), by and between Sachem Head Capital Management LP ("Sachem Head") and [Nominee] ("Nominee").

WHEREAS, Sachem Head has asked Nominee, and Nominee has agreed, to be (i) a member of the slate of nominees (the "Slate") of Sachem Head or an affiliate thereof for election to the Board of Directors (the "Board of Directors") of US Foods Holding Corp., a Delaware corporation (the "Company"), at the 2022 annual meeting of stockholders of the Company (including any adjournments or postponements thereof) (the "Annual Meeting") and/or at any special meeting of the stockholders of the Company (including any adjournments or postponements thereof) (a "Special Meeting") and (ii) named as such in the proxy solicitation materials related to the Annual Meeting and/or a Special Meeting;

WHEREAS, Sachem Head may solicit proxies from the stockholders of the Company in support of Nominee's election as a director of the Company at the Annual Meeting and/or a Special Meeting (the "Solicitation"); and

WHEREAS, Nominee has agreed to serve as a director of the Company if so elected at the Annual Meeting and/or a Special Meeting or appointed by other means.

NOW, THEREFORE, in consideration of the foregoing and with the understanding on the part of Sachem Head that Nominee is relying on this Agreement in agreeing to be a nominee as aforesaid and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.   Certain Definitions. As used in this Agreement, the following terms shall have the meanings indicated below:

"Claim" means any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative, formal or informal, investigative or other), whether instituted by Sachem Head, the Company or any other party, or any inquiry or investigation that Nominee in good faith believes might lead to the institution of any such action, suit or proceeding.

"Expenses" means all reasonable out-of-pocket attorneys' fees and all other reasonable out-of-pocket fees, costs, and expenses paid or incurred in connection with the Solicitation or related matters, as applicable, including without limitation, investigating, defending or participating in (as a party, witness or otherwise, including on appeal), or preparing to defend or participate in, any Claim relating to any Indemnifiable Event, including the reasonable out-of-pocket costs and expenses of Nominee incurred in connection with seeking enforcement of this Agreement in the event that Nominee is successful in such enforcement action, in each case except to the extent arising out of or resulting from Nominee's willful violation of state or federal law in connection with the Solicitation, gross negligence, willful misconduct, bad faith or a material misstatement or omission in any information provided by Nominee in connection with the Solicitation, and in each case to the extent not otherwise covered by insurance or indemnification from another source (including, without limitation, the Company).

"Indemnifiable Event" means any event or occurrence arising out of, or any action taken or omitted to be taken in connection with, the Solicitation or being a member of the Slate, in each case except to the extent arising out of or resulting from Nominee's willful violation of state or federal law in connection with the Solicitation, gross negligence, willful misconduct, bad faith or a material misstatement or omission in the information provided by the Nominee in connection with the Solicitation and in each case to the extent not otherwise covered by insurance or indemnification from another source (including, without limitation, the Company).

"Loss or Losses" means any and all damages, judgments, fines, penalties, amounts paid or payable in settlement, deficiencies, losses and Expenses (including all interest, assessments, and other charges paid or payable in connection with or in respect of such Losses), in each case except to the extent arising out of or resulting from Nominee's willful violation of state or federal law in connection with the Solicitation, gross negligence, willful misconduct, bad faith or a material misstatement or omission in the information provided by the Nominee in connection with the Solicitation, and in each case to the extent not otherwise covered by insurance or indemnification from another source (including, without limitation, the Company).

2.   Agreement to be Named and Serve; Consideration. Nominee hereby agrees to (a) be a nominee for election to the Board of Directors of the Company at the Annual Meeting and/or a Special Meeting, (b) be named as such in the proxy solicitation materials related to the Annual Meeting and/or a Special Meeting, (c) serve as a director of the Company if so elected at the Annual Meeting and/or a Special Meeting or appointed by other means, (d) devote the time and energy necessary to participate in the Solicitation as requested by Sachem Head, subject to reasonable attempts to accommodate Nominee's other professional responsibilities and avoid conflicts with Nominee's pre-existing schedule, by Nominee making him or herself available to attend and participate in meetings with, interviews with and presentations to stockholders, analysts, fund managers, representatives of nominee holders, proxy advisory firms, members of the media, and other persons Sachem Head may reasonably request in connection with the Solicitation, the election of the Slate or any stockholder resolutions Sachem Head may determine to bring before the Company's stockholders in connection with the Solicitation and (e) subject to Section 4 below, reasonably cooperate with Sachem Head in connection with any litigation or investigation arising out of or related to the Solicitation, including the nomination of the Slate, and subject to reasonable attempts to accommodate Nominee's other professional responsibilities and avoid conflicts with Nominee's pre-existing schedule, to be reasonably available to respond to and participate as reasonably necessary in any such action or investigation. Sachem Head will pay Nominee $50,000 upon mutual execution of this Agreement and, if Nominee serves on the Slate and does not withdraw, Sachem Head will pay Nominee $50,000 upon the earlier to occur of (i) Nominee's election to the Board of Directors by the Company's stockholders, (ii) Nominee's appointment to the Board of Directors pursuant to an agreement between the Company and Sachem Head or (iii) Nominee not being elected as a director of the Company following the conclusion of a Solicitation in which Sachem Head nominated (and did not withdraw) Nominee for election to the Company's Board of Directors. Except as set forth herein, the parties hereto agree that Nominee shall not be entitled to receive any cash or other consideration from Sachem Head in respect of Nominee's agreements contained herein, whether or not Nominee is elected to the Board of Directors of the Company.

3.   Questionnaires; Disclosure of Information. Nominee hereby agrees (a) to promptly complete and sign one or more questionnaires requesting information relating to Nominee's background and qualifications (the "Questionnaires") and any written consents that are required to be completed and delivered to the Company in order to be eligible to be a nominee for election to the Board of Directors and to serve as a director if elected (the "Written Consent"), (b) that Nominee's responses in the Questionnaires and the representations made in the Written Consent will be true, complete and correct in all material respects and will not omit any material information, (c) that Nominee will provide true, correct and complete information concerning such other matters as are required or customary to be disclosed regarding Nominee, his or her nomination to the Board of Directors or the Solicitation under (i) the Company's bylaws or (ii) pursuant to the rules and regulations contained in the Securities Exchange Act of 1934, as amended, or the rules and regulations promulgated thereunder, (d) that Nominee will promptly provide any additional information as may be requested by Sachem Head, such information to be true and correct and not omit any material information, and (e) that Nominee will promptly notify Sachem Head of any changes or updates to any information provided by Nominee to Sachem Head pursuant to this Section 3. Nominee further agrees that Sachem Head may forward the Written Consent and the Questionnaires to the Company, and both Sachem Head and the Company may at any time, in their respective discretion, publicly disclose such information, as well as the existence and contents of this Agreement. Furthermore, Nominee understands that Sachem Head may elect, at its expense, to conduct a background and reference check of Nominee and Nominee agrees to complete and execute any necessary authorization forms or other documents required in connection therewith.

4.   Indemnification.

(a)   In the event Nominee was, is or becomes a party to or other participant in, or is threatened to be made a party to or other participant in, a Claim by reason of (or arising or allegedly arising in any manner out of or relating to in whole or in part) an Indemnifiable Event, Sachem Head or a designee thereof, to the fullest extent permitted by applicable law, shall indemnify and hold harmless Nominee from and against any and all Losses suffered, incurred or sustained by Nominee or to which Nominee becomes subject, arising out of such Claim (it being understood and agreed that, except as provided in Section 4(c) with respect to Expenses, reimbursements of any such Losses payable hereunder shall be made as soon as practicable but in any event no later than 30 days after written request is made to Sachem Head accompanied by supporting documentation).

Nominee shall give Sachem Head prompt written notice of any Claim (accompanied by such reasonable supporting documentation as may be in Nominee's possession) as soon as Nominee becomes aware thereof.

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(b)   In the case of the commencement of any Claim against Nominee in respect of which he or she may seek indemnification from Sachem Head hereunder, Sachem Head will be entitled to participate therein, including, without limitation, the negotiation and approval of any settlement of such Claim. In addition, Sachem Head shall have the right to assume control of the defense of such Claim with counsel chosen by Sachem Head. To the extent that Sachem Head may wish to assume the defense of any Claim against Nominee in respect of which Nominee may seek indemnification from Sachem Head hereunder, Sachem Head shall provide Nominee with written notice of Sachem Head's election to assume the defense of such Claim. From and after such election by Sachem Head to assume defense of a Claim, Sachem Head will not be liable to Nominee under this Agreement for any Expenses subsequently incurred by Nominee in connection with the defense thereof other than reasonable costs of investigation and preparation therefor (including, without limitation, appearing as a witness and reasonable fees and expenses of legal counsel in connection therewith). If, in any action for which indemnity may be sought hereunder, Sachem Head shall not have timely assumed the defense thereof, or Nominee shall have been advised by his or her independent counsel in writing that it would constitute a conflict of interest for the same counsel to represent both Nominee and Sachem Head in such action, or if Nominee has been advised by independent counsel that Nominee has separate or additional defenses than those available to Sachem Head with regard to such action, Nominee shall have the right to employ his or her own counsel reasonably satisfactory to Sachem Head in such action, in which event Sachem Head shall pay directly or reimburse Nominee for any costs not paid directly for all reasonable out-of-pocket legal fees and expenses incurred by Nominee in connection with the defense thereof; provided, however, that Sachem Head shall be obligated to pay for only one firm to serve as counsel for all of Sachem Head's nominees for election to the Board of Directors unless Nominee has been informed by independent counsel that there are conflicts of interest or additional defenses for Nominee relative to the other nominees. Nominee shall not settle any action without the prior written consent of Sachem Head, which consent shall not be unreasonably delayed or withheld. Sachem Head shall not settle any Claim in any manner that would impose any expense, penalty, obligation or limitation on Nominee, or would contain language (other than a recitation of any amounts to be paid in settlement) that could reasonably be viewed as an acknowledgment of wrongdoing on the part of Nominee, without Nominee's prior written consent (which consent shall not be unreasonably delayed or withheld).

(c)   Nominee's right to indemnification pursuant to this Section 4 shall include the right of Nominee to be advanced by Sachem Head or a designee thereof any Expenses incurred in connection with any Indemnifiable Event as such expenses are incurred by Nominee; provided, however, that all amounts advanced in respect of such Expenses shall be promptly repaid to Sachem Head or a designee thereof by Nominee to the extent it shall ultimately be determined in a final judgment by a court of competent jurisdiction that Nominee is not entitled to be indemnified for or advanced such Expenses. The indemnification and reimbursement arrangements contemplated herein shall only take effect if Nominee is publicly named as a member of the Slate.

(d)   Notwithstanding any other provision of this Agreement to the contrary, the indemnity and expense reimbursement obligations of Sachem Head provided by this Agreement will not apply to any event or occurrence (i) prior to the date hereof or (ii) relating to or directly or indirectly arising out of Nominee's service as a director of the Company.

5. <u>Publicity</u>. From and after the date hereof until the date on which Nominee is elected or appointed to serve as a Director, Nominee shall coordinate with Sachem Head with respect to Nominee's public disclosures regarding the Solicitation, including press releases, public announcements and statements or disclosures to the media concerning this Agreement, the Solicitation or any of the matters contemplated hereby, by using commercially reasonable efforts to notify Sachem Head with respect to any planned media engagements and, to the extent feasible, to coordinate with Sachem Head on the text of such disclosures or topics to be discussed in connection with such engagements.

6. <u>No Agency</u>. Each of Sachem Head and Nominee acknowledges that Nominee is not acting as an agent of Sachem Head or in a fiduciary capacity with respect to Sachem Head and that Nominee is not assuming any duties or obligations to Sachem Head other than those expressly set forth in this Agreement. Nothing contained herein shall be construed as creating, or be deemed to create, the relationship of employer and employee between the parties, nor any agency and nothing contained herein shall entitle Nominee to any compensation from Sachem Head. Each of Sachem Head and Nominee further acknowledges that, should Nominee be elected to the Board of Directors of the Company, Nominee will be acting as a director of the Company, on behalf of the Company and all of its stockholders, independent of and not controlled by Sachem Head, and all of Nominee's activities and decisions as a director of the Company will be governed by applicable law and subject at all times to his or her fiduciary duties to the Company and its stockholders. Nothing in this Agreement is intended to or shall govern or restrict Nominee's decisions or conduct as a Company director, which shall be based on Nominee's independent business judgment. Each of Sachem Head and Nominee further acknowledges that there is no agreement between or among them regarding the voting or holding of any shares of the Company.

7. <u>Amendment; Waiver; Etc</u>. No supplement, modification or amendment of this Agreement shall be binding unless executed in a writing signed by the parties hereto. No waiver of any provision of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar) nor shall such waiver constitute a continuing waiver. The parties may not waive or vary any right hereunder except by an express written waiver or variation. Any failure to exercise or any delay in exercising any such rights, or any partial or defective exercise of any such rights, shall not operate as a waiver or variation of that or any other such right. The waiver by one party of any breach of this Agreement by another party shall not be deemed a waiver of any other prior or subsequent breach of this Agreement.

8. <u>Subrogation</u>. In the event of payment under this Agreement, Sachem Head shall be subrogated to the extent of such payment to all of the rights of recovery of Nominee, and Nominee shall execute all papers required and shall do everything that may be necessary to secure such rights, including the execution of such documents necessary to enable Sachem Head effectively to bring suit to enforce such rights.

9. <u>No Duplication of Payments</u>. Sachem Head shall not be liable under this Agreement to make any payment in connection with a Claim made against Nominee to the extent Nominee has otherwise actually received payment (under any insurance policy, by-law or otherwise) of the amounts otherwise indemnifiable hereunder. In addition, Nominee shall be required to reimburse Sachem Head for any indemnification payments made to Nominee by Sachem Head for any Losses to the extent that Nominee subsequently receives payment of such amounts from another source.

10.   Notices. All notices, requests and other communications to any party hereunder shall be in writing (including telecopy or similar writing) and shall be given to such party,

if to Sachem Head, to:

Sachem Head Capital Management LP
250 West 55th Street, 34th Floor
New York, New York 10019
Attention: Michael Adamski
Telephone: (212) 714-3314
Facsimile: (212) 714-3301
Email: michael@sachemhead.com

if to Nominee, to:

[Nominee]
[Street Address]
[City, State Zipcode]
Telephone: [Telephone Number]
Email: [Email]

or such other address, email address or telecopy number as such party may hereafter specify for the purpose by notice to the other party hereby given in accordance with this Section 10. Each such notice, request or other communication shall be effective when delivered at the address specified in this Section 10.

11.   Termination. This Agreement shall automatically terminate on the earlier to occur of (a) the completion of an unsuccessful Solicitation and (b) Nominee's election or appointment to the Board of Directors; provided, that Sachem Head may terminate this Agreement at any time upon written notice to Nominee; provided, further, that Sachem Head's obligations with respect to advancement, reimbursement and indemnification hereunder and Nominee's obligations with respect to non-disclosure, advancement, reimbursement and indemnification hereunder shall each remain in full force and effect and survive the termination of this Agreement.

12.   Nominee Acknowledgement. Nominee acknowledges that Sachem Head shall be under no obligation to nominate Nominee for election. Nominee acknowledges that Sachem Head will rely upon information provided by Nominee for purposes of preparing submissions to the Company, proxy solicitation materials and other public disclosure.

13.   Governing Law; Consent to Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to principles of conflicts of laws. Each party to this Agreement hereby irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement or any agreements or transactions contemplated hereby shall be brought in the state courts of the State of New York located in New York County, or in the United States District Court for the Southern District of New York, and hereby expressly submits to the personal jurisdiction and venue of such courts for the purposes thereof and expressly waives any claim of improper venue and any claim that such courts are an inconvenient forum. Each party hereby irrevocably consents to the service of process of any of the aforementioned courts in any such suit, action or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to the address set forth or referred to in Section 10, such service to become effective ten days after such mailing.

14.   Execution by Counterparts/Facsimile. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument. This Agreement may also be executed by facsimile or PDF.

15.   Expense Reimbursement. Sachem Head hereby agrees to reimburse Nominee for his or her reasonable, documented, out-of-pocket expenses incurred as a result of being a member of the Slate, including, without limitation, reimbursement for reasonable out-of-pocket travel expenses; provided, that Nominee hereby agrees that in the event Nominee reasonably determines that he or she needs to retain legal counsel to represent Nominee in connection with being a member of the Slate (other than in connection with a claim for indemnification, which is addressed in Section 4) he or she will employ counsel selected by Sachem Head and reasonably satisfactory to Nominee. Should Nominee be elected to the Board of Directors of the Company, other than as expressly set forth herein, Sachem Head will not be liable for any expenses or any other liabilities incurred by Nominee during the period following election to the Board of Directors of the Company.

16.   Non-Disclosure. Nominee acknowledges and agrees to hold in strict confidence and will not use nor disclose to third parties information Nominee receives from Sachem Head or any of its agents or representatives or information developed by Nominee based upon such information Nominee receives from Sachem Head or any of its agents or representatives, except for (a) information which was public at the time of disclosure or becomes part of the public domain without disclosure by Nominee, (b) information which Nominee learns from a third party (other than Sachem Head or its agents or representatives) which does not have a legal, contractual or fiduciary obligation of confidentiality to Sachem Head or its agents or representatives, (c) following Nominee's election as a director of the Company, information which is necessary for Nominee to disclose in order to comply with Nominee's fiduciary duties under applicable law or (d) information which is required to be disclosed by applicable law; provided, that in the event of any required disclosure pursuant to this clause (d), Nominee hereby agrees to use commercially reasonable efforts to notify Sachem Head promptly so that Sachem Head may seek a protective order or other appropriate remedy or, in Sachem Head's sole discretion, waive compliance with the terms of this Section 16; provided, further, that in the event that no such protective order or other remedy is obtained, or that Sachem Head waives compliance with the terms of this Section 16, Nominee further agrees to furnish only that portion of the confidential information which Nominee is advised by counsel is legally required and will cooperate with Sachem Head's efforts, without incurring any monetary expense, to obtain assurance that confidential treatment will be accorded to the confidential information. Nominee further agrees not to (i) make any public communication relating to the Solicitation without the prior permission of Sachem Head or (ii) stand for election through nomination by the Company or any other stockholder of the Company (other than Sachem Head), as director of the Company without the prior permission of Sachem Head. Nothing in this Section 16 shall constrain Nominee's communications with his or her counsel, or prevent Nominee from disclosing information to his or her counsel. Sachem Head and the Nominee are joint participants in the Nominee's engagement under this Agreement, and each party acknowledges and agrees that the parties share a common legal interest in connection with the Nominee's engagement under this Agreement and any actual or threatened litigation, or governmental investigation, that may arise therefrom. Each party further acknowledges and agrees that it is the mutual desire, intention and understanding of the parties that the sharing of any information is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or its continued protection under the attorney-client privilege, the attorney work product doctrine or any other applicable privilege or immunity, including the common interest privilege. Each of the parties further agrees that information being provided by Sachem Head or its counsel is being provided solely for use in connection with the Nominee's engagement under this Agreement and shall remain confidential in accordance with this Section 16 and shall be protected from disclosure to any third party by Sachem Head's attorney-client privilege, the attorney work product doctrine and/or any other applicable privileges and immunities, including the common interest privilege.

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17.   Entire Agreement. This Agreement constitutes the entire agreement among the parties hereto with respect to the matters covered hereby and supersedes all previous written, oral or implied understandings among them with respect to such matters.

18.   Headings. The headings used herein are included for convenience of reference only and shall be ignored in the construction or interpretation of this Agreement.

19.   Warranty of Authority. Each person executing this Agreement represents and warrants that he or she has full authority to sign this Agreement on behalf of the party for which he or she is acting and that the parties will thereby be fully bound by the terms of this Agreement. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns.

20.   Remedies. Nominee hereby acknowledges that money damages would be both difficult to calculate and speculative and an insufficient remedy for any breach of Nominee obligations in Sections 2, 3, 4, 5 and/or 16 and that any such breach would cause Sachem Head irreparable harm. Accordingly, Nominee also agrees that in the event of any breach or threatened breach of Sections 2, 3, 4, 5 and/or 16 Sachem Head, in addition to any other remedies at law or in equity it may have, shall be entitled to equitable relief, including injunctive relief and specific performance, without the requirement of posting a bond or other security or proof of actual damages.

[Signatures on following page]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

SACHEM HEAD CAPITAL MANAGEMENT LP

By: _____
Name: Michael D. Adamski
Title: General Counsel

_____
Name: [Nominee]

ENGAGEMENT AND INDEMNIFICATION AGREEMENT

ENGAGEMENT AND INDEMNIFICATION AGREEMENT, dated as of May 5, 2021 (this "Agreement"), by and among Sachem Head Capital Management LP, a Delaware limited partnership (together with its affiliates, "Sachem Head"), and Mr. Bernardo Hees (the "Advisor").

WHEREAS, Sachem Head desires to engage the Advisor, and the Advisor desires to accept such engagement, as a consultant and advisor relating to US Foods Holding Corp (the "Company");

WHEREAS, in connection with such engagement, Sachem Head has asked and the Advisor has agreed to (i) provide advice and consultation from time to time to Sachem Head relating to the Company, (ii) serve as a nominee for election or appointment to the Board of Directors of the Company (the "Board") at the 2022 annual meeting of stockholders of the Company, including any adjournments or postponements thereof or any special meeting that may be called in lieu thereof (the "Annual Meeting"), or as part of an agreed settlement between Sachem Head and the Company, if so requested by Sachem Head and (iii) named as such in the proxy soliciting materials related to the Annual Meeting;

WHEREAS, the Advisor has agreed that the Advisor's identity may be disclosed to the Company as a potential nominee in discussions or correspondence between Sachem Head and the Company or in any public announcement made by Sachem Head;

WHEREAS, Sachem Head may solicit proxies from the stockholders of the Company in support of the Advisor's election as a director of the Company at the Annual Meeting (the "Solicitation"); and

WHEREAS, the Advisor has agreed to serve as a director of the Company if so elected at the Annual Meeting.

NOW, THEREFORE, in consideration of the foregoing and with the understanding on the part of Sachem Head that the Advisor is relying on this Agreement in agreeing to such engagement and the other matters set forth above and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.   Certain Definitions. As used in this Agreement, the following terms shall have the meanings indicated below:

"Cause" shall mean (i) fraud by the Advisor, (ii) a material violation by the Advisor of applicable laws or Company policies in connection with the Advisor's nomination or service as a director of the Company or (iii) a material breach of this Agreement by the Advisor that has not been cured within ten (10) days following written notice of such material breach from Sachem Head.

"Company Common Stock" means the Company's common stock, par value $0.01 per share.

"End Value" means the average of the selling prices of the Company Common Stock beginning on November 16, 2023 and ending on December 15, 2023, weighted based on the volume of trading of the Company Common Stock on each trading day during such period.

"Tranche One Base Amount" means the product of (x) the Tranche One Initial Value multiplied by (y) 50,000.

"Tranche One Initial Value" means the average of the selling prices of the Company Common Stock during the five-day period beginning on May 10, 2021, weighted based on the volume of trading of the Company Common Stock on each trading day during such period.

"Tranche One Payment" means an amount equal to the amount obtained by multiplying the Tranche One Base Amount by the Tranche One Price Appreciation.

"Tranche One Price Appreciation" means the quotient (expressed as a percentage) of (x) the End Value minus the Tranche One Initial Value, over (y) the Tranche One Initial Value.

"Tranche One Vesting Date" has the meaning set forth in Section 2(a)(i).

"Tranche Two Base Amount" means $10,000,000.

"Tranche Two Initial Value" means $50.

"Tranche Two Payment" means the product of (x) the Tranche Two Base Amount multiplied by (y) the Tranche Two Price Appreciation.

"Tranche Two Price Appreciation" means the quotient (expressed as a percentage) of (x) the End Value minus the Tranche Two Initial Value, over (y) the Tranche Two Initial Value.

"Tranche Two Vesting Date" means December 15, 2023.

2.   Services; Consideration.

(a)   In consideration of the Advisor's agreement to serve as an advisor and consultant hereunder, as a nominee for election to the Board (whether as part of an election contest or part of an Agreed Settlement (as defined below)), and to be named as such in discussions with the Company, and in public disclosures by Sachem Head regarding the Company (including, without limitation, in proxy soliciting materials and other regulatory filings related to the Company), the parties hereby agree as follows:

(i)   Tranche One Payment. If the Advisor agrees to serve and does not withdraw as Sachem Head's nominee for election to the Board, the Advisor's right to receive the Tranche One Payment shall vest on the earliest to occur of: (i) the date of the Advisor's election to the Board, (ii) the date of the Advisor's appointment to the Board in connection with an agreed settlement between Sachem Head and the Company finalized prior to or promptly following the Annual Meeting (an "Agreed Settlement") or (iii) in the event there has been no Agreed Settlement and the Advisor has not been elected to the Board at the Annual Meeting, the date which is five (5) business days after the date of the Annual Meeting (such earliest date, the "Tranche One Vesting Date").

(ii)   Tranche Two Payment. If the Advisor commences service on the Board following (i) the appointment of the Advisor by the Company to the Board in connection with an Agreed Settlement or (ii) the election of the Advisor to the Board following the nomination of the Advisor by Sachem Head for election as a director of the Company at the Annual Meeting (the date of such event, the "Commencement Date"), Sachem Head will pay (or cause to be paid) the Tranche Two Payment to the Advisor, on the terms and subject to the conditions set forth herein. The Advisor's right to receive the Tranche Two Payment shall vest on the Tranche Two Vesting Date, provided, however, that no amounts shall vest following the earlier of the date upon which (x) the Advisor resigns from the Board or (y) the Advisor refuses to serve on the Board or stand for re-election thereto, or (z) this Agreement is terminated for Cause. In the event of the death or permanent disability (as defined under the Company's applicable policies at the time) of the Advisor or the failure of the Company to nominate the Advisor to stand for reelection to the Board against the desire of the Advisor, the Tranche Two Payment shall immediately vest. For the avoidance of doubt, in the event that the Advisor does not serve as a director on the Board as a result of Sachem Head's nomination of the Advisor or as part of an Agreed Settlement, there will be no Commencement Date and no amounts shall be owed or payable pursuant to this Section 2(a)(ii).

(b)   The Advisor will be entitled to receive the Tranche One Payment and the Tranche Two Payment promptly (and in any event no later than December 31, 2023) following the Tranche Two Vesting Date. The Advisor understands and agrees that, if the Tranche One Payment or the Tranche Two Payment is not a positive number, then the Advisor will not be entitled to any compensation described in Section 2(a) with respect to such payment. All computations hereunder shall be determined in good faith by Sachem Head in its reasonable discretion. For the avoidance of doubt, in no event will the Advisor be required to pay any amount to Sachem Head in connection with the payment obligations described in Section 2(a). The Advisor further agrees that Sachem Head shall be entitled to terminate this Agreement and its payment obligations pursuant to Section 2(a) of this Agreement at any time prior to the Tranche Two Vesting Date for Cause, in which case no compensation shall be payable hereunder for unvested payments pursuant to Section 2(a) of this Agreement. For the avoidance of doubt, Section 2 of this Agreement shall survive termination of this Agreement without Cause.

(c)   Notwithstanding anything to the contrary herein, the parties hereto acknowledge and agree that, (i) in the event of any extraordinary transaction, special dividend, stock split, reverse stock-split, reorganization, recapitalization or other similar event relating to any of the securities of the Company, Sachem Head will make appropriate adjustments to the calculations hereunder, in its reasonable discretion, to effectuate the intended economic arrangements and understandings of the parties contemplated hereby, and (ii) in the event of any ambiguity hereunder, Sachem Head will exercise its reasonable discretion in good faith and in reasonable consultation with the Advisor to effectuate the intended economic arrangements and understandings of the parties contemplated hereby.

3.		Advisory and Consultation Services.

(a)		Pursuant to this Agreement, the Advisor agrees to provide advisory and consultation services relating to the Company as requested by Sachem Head until the earlier of (i) the Commencement Date, if any, or (ii) termination of such advisory and consulting relationship at the election of Sachem Head. In the event that the Advisor serves as a director on the Board, the Advisor shall immediately resign as an advisor and consultant to Sachem Head effective upon the commencement of such service as a director. Upon any termination of the Advisor's services as an advisor and consultant to Sachem Head, the Advisor shall have no further obligations or responsibilities to Sachem Head (other than the obligations set forth in Sections 9 and 10). Sachem Head maintains the right to terminate the Advisor's advisory and consulting relationship with Sachem Head at any time, in its sole and absolute discretion.

(b)		The Advisor shall not sell, or enter into any hedging or derivatives transaction with respect to, any shares of Company Common Stock or any other Company securities (whether purchased in accordance with this Agreement or otherwise) for at least one year following the date hereof, without the prior written consent of Sachem Head.

4.		Indemnification.

(a)		Sachem Head agrees to indemnify and hold the Advisor harmless from and against any and all claims of any nature, whenever brought, arising directly or indirectly from the Advisor's engagement under this Agreement; provided, however, that the Advisor will not be entitled to indemnification for claims that are finally judicially determined to have resulted from the Advisor's gross negligence, willful misconduct, intentional and material violations of law, criminal actions or intentional and material breach of the terms of this Agreement; and provided further, that this indemnification and all of Sachem Head's obligations hereunder shall not apply to any of the Advisor's actions or omissions as a director of the Company. This indemnification will include any and all losses, liabilities, damages, demands, causes of action, claims, suits, actions, judgments, assessments, costs and expenses, including, without limitation, interest, penalties, reasonable attorneys' fees, and any and all reasonable costs and expenses incurred in investigating, preparing or defending against any litigation, commenced or threatened, any civil, criminal, administrative, investigative or arbitration action, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation asserted against, resulting, imposed on, or incurred or suffered by the Advisor, directly or indirectly, as a result of or arising from the Advisor's engagement under this Agreement (each, a "Loss"). All agreements and obligations of Sachem Head contained herein shall continue so long as the Advisor shall be subject to any commenced or threatened civil, criminal, administrative, investigative or arbitration action, or any claim whatsoever (including an action in the right of the Company brought by any person including the Company), relating to the Advisor's engagement under this Agreement.

(b)   In the event of a claim against the Advisor covered by the preceding paragraph or the occurrence of a Loss, the Advisor shall give Sachem Head prompt written notice of such claim or Loss (provided that the failure to promptly notify Sachem Head shall not relieve Sachem Head or the Funds from any liability which Sachem Head may have on account of this Agreement, except to the extent Sachem Head shall have been materially prejudiced by such failure). In connection with any such claim, action, suit or proceeding, Sachem Head shall be entitled to assume the defense of any action, suit or proceeding on the Advisor's behalf and the Advisor shall be entitled, at the Advisor's own expense, to select separate counsel reasonably acceptable to Sachem Head in connection therewith. In the event that Sachem Head assumes the defense of any action, suit or proceeding on the Advisor's behalf, Sachem Head may not enter into a settlement or claim without the Advisor's consent unless such settlement (i) includes a release of the Advisor from any and all liability in respect of such claim, (ii) does not impose any limitation on the Advisor, and (iii) does not contain any language that could reasonably be viewed as an acknowledgement of wrongdoing on the Advisor's part or otherwise detrimental to the Advisor's reputation.

(c)   Expenses reasonably incurred in connection with any action, suit or proceeding shall be paid promptly by Sachem Head in advance of the final disposition of such action, suit or proceeding upon receipt by Sachem Head of an undertaking by the Advisor or on the Advisor's behalf to repay any portion of such amount to which it is ultimately determined that the Advisor were not entitled under this Agreement.

(d)   The indemnification and advance payment of expenses as provided by any provision of this Agreement shall not be deemed exclusive of any other rights to which the Advisor may be entitled under any provision of law, this or any other agreement, vote of stockholders or disinterested directors, the Company's organizational documents or otherwise. Sachem Head's obligations hereunder shall not be affected by whether or not Sachem Head obtains or maintains any insurance policy covering any portion of the indemnification to be provided to the Advisor hereunder, or by the availability or unavailability of such insurance.

5.   No Agency. Each of the parties acknowledges and agrees that the Advisor is not acting as an agent of Sachem Head or in a fiduciary capacity with respect to Sachem Head and that the Advisor is not assuming any duties or obligations to Sachem Head other than those expressly set forth in this Agreement. Nothing contained herein shall be construed as creating, or be deemed to create, the relationship of employer and employee between the parties, nor any agency. Each of the parties further acknowledges and agrees that, should the Advisor be elected or appointed to the Board, all of the Advisor's activities and decisions as a director of the Company will be governed by applicable law and subject at all times to his fiduciary duties.

6.   Amendment, Etc. No supplement, modification or amendment of this Agreement shall be binding unless executed in writing by both of the parties hereto. No waiver of any provision of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar) nor shall such waiver constitute a continuing waiver.

7.   Advisor Acknowledgement. The Advisor acknowledges and agrees that Sachem Head shall be under no obligation to nominate the Advisor for election to the Board at the Annual Meeting, or otherwise. The Advisor agrees not to serve as a director of the Company and not to consent to serve as a nominee for election to the Board for any person or entity, including, without limitation, the Board, in each case, without the prior written consent of Sachem Head. The Advisor agrees to provide Sachem Head with such true and correct information as Sachem Head may reasonably request in connection with the Solicitation, including to complete the nomination materials required to validly nominate the Advisor to the Board under the Company's organizational documents. The Advisor acknowledges and agrees that the material terms of this Agreement, including, without limitation, the provisions of Section 2, may be disclosed by Sachem Head to the Company and in proxy solicitation materials or other regulatory filings prepared by Sachem Head and/or the Company. The Advisor agrees to the joint filing on behalf of each of the Advisor or Sachem Head of statements on Schedule 13D and any amendments thereto, with respect to the securities of the Company. The Advisor acknowledges and agrees that Sachem Head will rely upon information provided by the Advisor for purposes of preparing submissions to the Company, proxy solicitation materials, statements on Schedule 13D and any amendments thereto or any other regulatory filing or public disclosure and the Advisor shall be responsible for the accuracy and completeness of his own disclosure therein.

8.   Governing Law; Dispute Resolution. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to principles of conflicts of laws. Any and all disputes, differences, controversies and/or claims arising under this Agreement shall be settled under the Streamlined Arbitration Rules and Procedures (collectively, the "Rules") of JAMS (and under the auspices of JAMS) by a single arbitrator (who shall be an attorney licensed in the State of New York) appointed by agreement of the parties in accordance with such Rules or, in the absence of such agreement, by JAMS in accordance with such Rules. The foregoing arbitration proceedings may be commenced by any party by written notice to the other party. The venue for any such arbitration shall be New York, New York or any other venue mutually agreed to by the parties. Each of the parties hereby agrees to exclude any right of appeal to any court on the merits of the dispute. The provisions of this Section 8 may be enforced in any court having jurisdiction over the award or any of the parties or any party's respective assets, and judgment on the award (including, without limitation, equitable remedies) granted in any arbitration hereunder may be entered in any such court. The arbitrator shall have the discretion to award costs and reasonable attorneys' and arbitrator's fees to the prevailing party of he or she so chooses. In the event of a conflict between the Rules and this Section 8, the provisions of this Section 8 shall govern.

9.   Non-Disclosure.

(a)   The Advisor hereby agree to keep confidential and not to disclose to any party, without the consent of Sachem Head, any confidential, proprietary or non-public information (collectively, "Information") of Sachem Head (including any investment vehicle managed by Sachem Head) which the Advisor have heretofore obtained or may obtain in connection with the Advisor's service hereunder. The term "Information" shall not include any information that (i) is publicly disclosed by Sachem Head, (ii) the Advisor can demonstrate is now, or hereafter becomes, through no act or failure on the Advisor's part, otherwise generally known to the public, (iii) is already in the Advisor's possession, provided that such information is not subject to a legal, fiduciary or contractual obligation of confidentiality to Sachem Head (including any investment vehicle managed by Sachem Head) or (iv) becomes available to the Advisor on a non-confidential basis from a source other than Sachem Head (including any investment vehicle managed by Sachem Head), provided that such source is not known by the Advisor to be bound by a legal, fiduciary or contractual obligation of confidentiality to Sachem Head (including any investment vehicle managed by Sachem Head).

(b)   Notwithstanding the foregoing, if the Advisor is required by applicable law, rule, regulation or legal process to disclose any Information, the Advisor may do so provided that, to the extent permissible by law or applicable regulation, the Advisor promptly notify Sachem Head so that Sachem Head may seek a protective order or other appropriate remedy or, in Sachem Head's sole discretion, waive compliance with the terms of this Agreement. In the event that no such protective order or other remedy is obtained and Sachem Head does not waive compliance with the terms of this Agreement, the Advisor may consult with counsel (at the reasonable cost and expense of Sachem Head) and the Advisor may furnish only that portion of the Information which the Advisor are advised by counsel is legally required to be so disclosed and the Advisor will request that the party(ies) receiving such information maintain it as confidential.

(c)   All Information, including copies thereof, and any studies, notes, records, analysis, compilations or other documents prepared by the Advisor containing such Information shall be and remain the property of Sachem Head and, upon the request of a representative of Sachem Head, all such information shall be returned or, at Sachem Head's option, destroyed by the Advisor, with such destruction confirmed by the Advisor to Sachem Head in writing.

10.   Privilege. Sachem Head and the Advisor are joint participants in the Advisor's engagement under this Agreement, and each party acknowledges and agrees that the parties share a common legal interest in connection with the Advisor's engagement under this Agreement and any actual or threatened litigation, or governmental investigation, that may arise therefrom. Each of party further acknowledges and agrees that it is the mutual desire, intention and understanding of the parties that the sharing of any information is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or its continued protection under the attorney-client privilege, the attorney work product doctrine or any other applicable privilege or immunity, including the common interest privilege. Each of the parties further agrees that information being provided by Sachem Head or its counsel is being provided solely for use in connection with the Advisor's engagement under this Agreement and shall remain confidential in accordance with Section 9 and shall be protected from disclosure to any third party by Sachem Head's attorney-client privilege, the attorney work product doctrine and/or any other applicable privileges and immunities, including the common interest privilege.

11.   Fiduciary Duty. Sachem Head and the Advisor acknowledge and agree that, if the Advisor is elected to the Board, the Advisor will be subject to fiduciary duties as a director of the Company and further agree that no provision of this Agreement shall derogate from, or in any manner limit, the Advisor's exercise of such fiduciary duties.

12.   Termination. This Agreement shall terminate upon delivery of written notice by Sachem Head to the Advisor; provided that Section 2, Section 4, Sections 8, Section 9, Section 10, and Section 12 of this Agreement shall each survive any such termination.

13.   Entire Agreement. This Agreement constitutes the entire agreement among the parties hereto with respect to the matters covered hereby and supersedes all previous written, oral or implied understandings among them with respect to such matters.

14.		<u>Execution by Counterparts.</u> This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument. This Agreement may also be executed by PDF or similar electronic transmission.

[*Remainder of Page Intentionally Left Blank*]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

SACHEM HEAD CAPITAL MANAGEMENT LP

By: /s/ Michael D. Adamski

Name: Michael D. Adamski
Title: General Counsel

ADVISOR:

/s/ Bernardo Hees

Bernardo Hees

9

POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints Scott D. Ferguson and Michael D. Adamski, or either of them, the undersigned's true and lawful attorney-in-fact to take any and all action in connection with (i) the undersigned's beneficial ownership of, or participation in a group with respect to, securities of US Foods Holding Corp. (the "Company") directly or indirectly beneficially owned by Sachem Head LP or any of its affiliates (collectively, the "Sachem Head Group") and (ii) any proxy solicitation of the Sachem Head Group to elect the Sachem Head Group's slate of director nominees to the board of directors of the Company at the 2022 annual meeting of stockholders of the Company (the "Solicitation"). Such action shall include, but not be limited to:

1. executing for and on behalf of the undersigned any Schedule 13D, and amendments thereto, filed by the Sachem Head Group that are required to be filed under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules thereunder in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation;

2. executing for and on behalf of the undersigned all Forms 3, 4 and 5 required to be filed under Section 16(a) of the Exchange Act and the rules thereunder in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation;

3. executing for and on behalf of the undersigned all Joint Filing and Solicitation Agreements or similar documents pursuant to which the undersigned shall agree to be a member of the Sachem Head Group;

4. performing any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such document, complete and execute any amendment or amendments thereto, and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

5. taking any other action of any type whatsoever in connection with the Solicitation, including entering into any settlement agreement, that in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 13(d), Section 16 or Section 14 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer a member of the Sachem Head Group unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 14th day of February 2022.

/s/ Meredith Adler
MEREDITH ADLER

POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints Scott D. Ferguson and Michael D. Adamski, or either of them, the undersigned's true and lawful attorney-in-fact to take any and all action in connection with (i) the undersigned's beneficial ownership of, or participation in a group with respect to, securities of US Foods Holding Corp. (the "Company") directly or indirectly beneficially owned by Sachem Head LP or any of its affiliates (collectively, the "Sachem Head Group") and (ii) any proxy solicitation of the Sachem Head Group to elect the Sachem Head Group's slate of director nominees to the board of directors of the Company at the 2022 annual meeting of stockholders of the Company (the "Solicitation"). Such action shall include, but not be limited to:

1.   executing for and on behalf of the undersigned any Schedule 13D, and amendments thereto, filed by the Sachem Head Group that are required to be filed under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules thereunder in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation;

2.   executing for and on behalf of the undersigned all Forms 3, 4 and 5 required to be filed under Section 16(a) of the Exchange Act and the rules thereunder in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation;

3.   executing for and on behalf of the undersigned all Joint Filing and Solicitation Agreements or similar documents pursuant to which the undersigned shall agree to be a member of the Sachem Head Group;

4.   performing any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such document, complete and execute any amendment or amendments thereto, and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

5.   taking any other action of any type whatsoever in connection with the Solicitation, including entering into any settlement agreement, that in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 13(d), Section 16 or Section 14 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer a member of the Sachem Head Group unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 14th day of February 2022.

/s/ James J. Barber, Jr.
JAMES J. BARBER, JR.

<h1 style="text-align:center">POWER OF ATTORNEY</h1>

Know all by these presents, that the undersigned hereby constitutes and appoints Scott D. Ferguson and Michael D. Adamski, or either of them, the undersigned's true and lawful attorney-in-fact to take any and all action in connection with (i) the undersigned's beneficial ownership of, or participation in a group with respect to, securities of US Foods Holding Corp. (the "Company") directly or indirectly beneficially owned by Sachem Head LP or any of its affiliates (collectively, the "Sachem Head Group") and (ii) any proxy solicitation of the Sachem Head Group to elect the Sachem Head Group's slate of director nominees to the board of directors of the Company at the 2022 annual meeting of stockholders of the Company (the "Solicitation"). Such action shall include, but not be limited to:

1.   executing for and on behalf of the undersigned any Schedule 13D, and amendments thereto, filed by the Sachem Head Group that are required to be filed under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules thereunder in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation;

2.   executing for and on behalf of the undersigned all Forms 3, 4 and 5 required to be filed under Section 16(a) of the Exchange Act and the rules thereunder in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation;

3.   executing for and on behalf of the undersigned all Joint Filing and Solicitation Agreements or similar documents pursuant to which the undersigned shall agree to be a member of the Sachem Head Group;

4.   performing any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such document, complete and execute any amendment or amendments thereto, and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

5.   taking any other action of any type whatsoever in connection with the Solicitation, including entering into any settlement agreement, that in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 13(d), Section 16 or Section 14 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer a member of the Sachem Head Group unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 14th day of February 2022.

/s/ Jeri B. Finard
JERI B. FINARD

**POWER OF ATTORNEY**

Know all by these presents, that the undersigned hereby constitutes and appoints Scott D. Ferguson and Michael D. Adamski, or either of them, the undersigned's true and lawful attorney-in-fact to take any and all action in connection with (i) the undersigned's beneficial ownership of, or participation in a group with respect to, securities of US Foods Holding Corp. (the "Company") directly or indirectly beneficially owned by Sachem Head LP or any of its affiliates (collectively, the "Sachem Head Group") and (ii) any proxy solicitation of the Sachem Head Group to elect the Sachem Head Group's slate of director nominees to the board of directors of the Company at the 2022 annual meeting of stockholders of the Company (the "Solicitation"). Such action shall include, but not be limited to:

1. executing for and on behalf of the undersigned any Schedule 13D, and amendments thereto, filed by the Sachem Head Group that are required to be filed under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules thereunder in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation;

2. executing for and on behalf of the undersigned all Forms 3, 4 and 5 required to be filed under Section 16(a) of the Exchange Act and the rules thereunder in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation;

3. executing for and on behalf of the undersigned all Joint Filing and Solicitation Agreements or similar documents pursuant to which the undersigned shall agree to be a member of the Sachem Head Group;

4. performing any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such document, complete and execute any amendment or amendments thereto, and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

5. taking any other action of any type whatsoever in connection with the Solicitation, including entering into any settlement agreement, that in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 13(d), Section 16 or Section 14 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer a member of the Sachem Head Group unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 14th day of February 2022.

/s/ John J. Harris
JOHN J. HARRIS

**POWER OF ATTORNEY**

Know all by these presents, that the undersigned hereby constitutes and appoints Scott D. Ferguson and Michael D. Adamski, or either of them, the undersigned's true and lawful attorney-in-fact to take any and all action in connection with (i) the undersigned's beneficial ownership of, or participation in a group with respect to, securities of US Foods Holding Corp. (the "Company") directly or indirectly beneficially owned by Sachem Head LP or any of its affiliates (collectively, the "Sachem Head Group") and (ii) any proxy solicitation of the Sachem Head Group to elect the Sachem Head Group's slate of director nominees to the board of directors of the Company at the 2022 annual meeting of stockholders of the Company (the "Solicitation"). Such action shall include, but not be limited to:

1.   executing for and on behalf of the undersigned any Schedule 13D, and amendments thereto, filed by the Sachem Head Group that are required to be filed under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules thereunder in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation;

2.   executing for and on behalf of the undersigned all Forms 3, 4 and 5 required to be filed under Section 16(a) of the Exchange Act and the rules thereunder in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation;

3.   executing for and on behalf of the undersigned all Joint Filing and Solicitation Agreements or similar documents pursuant to which the undersigned shall agree to be a member of the Sachem Head Group;

4.   performing any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such document, complete and execute any amendment or amendments thereto, and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

5.   taking any other action of any type whatsoever in connection with the Solicitation, including entering into any settlement agreement, that in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 13(d), Section 16 or Section 14 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer a member of the Sachem Head Group unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 14th day of February 2022.

/s/ Bernardo V. Hees
BERNARDO V. HEES

POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints Scott D. Ferguson and Michael D. Adamski, or either of them, the undersigned's true and lawful attorney-in-fact to take any and all action in connection with (i) the undersigned's beneficial ownership of, or participation in a group with respect to, securities of US Foods Holding Corp. (the "Company") directly or indirectly beneficially owned by Sachem Head LP or any of its affiliates (collectively, the "Sachem Head Group") and (ii) any proxy solicitation of the Sachem Head Group to elect the Sachem Head Group's slate of director nominees to the board of directors of the Company at the 2022 annual meeting of stockholders of the Company (the "Solicitation"). Such action shall include, but not be limited to:

1.   executing for and on behalf of the undersigned any Schedule 13D, and amendments thereto, filed by the Sachem Head Group that are required to be filed under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules thereunder in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation;

2.   executing for and on behalf of the undersigned all Forms 3, 4 and 5 required to be filed under Section 16(a) of the Exchange Act and the rules thereunder in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation;

3.   executing for and on behalf of the undersigned all Joint Filing and Solicitation Agreements or similar documents pursuant to which the undersigned shall agree to be a member of the Sachem Head Group;

4.   performing any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such document, complete and execute any amendment or amendments thereto, and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

5.   taking any other action of any type whatsoever in connection with the Solicitation, including entering into any settlement agreement, that in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 13(d), Section 16 or Section 14 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer a member of the Sachem Head Group unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 14th day of February 2022.

/s/ David A. Toy
DAVID A. TOY